Law Department
Icahn Enterprises L.P.
and affiliated companies
767 5th Avenue, 47th Floor
New York, NY  10153
Telephone No. 212-702-4300
Fax No. 212-688-1158

Tara L. Keating, Assistant General Counsel	Direct Dial: 212-702-4365
Email: tkeating@sfire.com

June 3, 2010

Ms Mellissa Campbell Duru
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	Genzyme Corporation Definitive Additional Materials
Schedule 14A filed by non-Management on May 26, 2010 (“Schedule 14A”)

Dear Ms Duru:

We transmit herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”), on behalf of Dr. Steven Burakoff, Dr. Alexander J. Denner, Mr. Carl C. Icahn Dr. Richard Mulligan, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP and Beckton Corp., (collectively, the “Filing Persons”), revised soliciting materials prepared in connection with the above referenced Schedule 14A filing (together, the “Schedule 14A”). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the aforementioned Schedule 14A and Definitive Proxy Statement filed on May 4, 2010.

This letter has been prepared in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, dated May 28, 2010 (the “Comment Letter”).  The Filing Persons’ responses to the Staff's comments are discussed below.  The section headings and response numbers set forth below correspond to those contained in the Comment Letter.

For your convenience, a courtesy copy of this letter and the Schedule 14A will be sent to you by via email.

June 3, 2010

1.
We refer to page 2 of the presentation materials in which you disclose that "many of the statements in this presentation reflect our subjective belief [and] [a]lthough [you] have reviewed and analyzed the information that has informed [y]our opinions, [you] do not guarantee the accuracy of any such beliefs..." We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Accordingly, please make a corrective filing and remove this disclaimer. Further, while you may acknowledge that certain statements made in presentations are your subjective belief, you should revise your filing to properly identify each statement that is an expression of opinion, rather than generally doing so at the commencement of the presentation. Please also see our subsequent comment below.

Slide 2 of the Schedule 14A has been revised accordingly.

2.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support with respect to the following statements you make:

•	data supporting assertions regarding the company's relatively poor performance as measured against each of the 5-year financial ratios presented in the materials;

•	allegations that manufacturing problems are still ongoing despite attempted fixes;

•
assertions regarding the inroads competitive drugs have made, inclusive of data supportive of the claim that such drugs captured such market share due to Genzyme supply constraints (i.e. as opposed to other reasons); and,

•	assertions that the removal of Mr. Termeer would serve "several important purposes" and result in positive change in attitudes and/or relations with regulatory authorities, doctors and patients.

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Materials in support of the assertions listed above are being provided to the Staff on a supplemental basis.

June 3, 2010

3.
You disclose that a consent decree "reflects" and "shows" the FDA's lack of trust in Genzyme. Please revise to remove this statement given that it is not apparent that the issuance of a consent decree, as a regulatory matter, represents the FDA's determination of the trustworthiness of a company. Please also see our subsequent comment regarding Exchange Act Rule 14a-9(b).

Slides 17and 19 of the Schedule 14 have been revised accordingly.

4.
You state that management "blatantly ignored" repeated warning letters and 483 letters from the FDA. While you have provided support for your belief that management may have ineffectively handled such letters, it is not apparent that you have any basis for the allegation that management blatantly ignored repeated warning letters. We refer you to Exchange Act Rule 14a-9(b). You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Please avoid such statements in future filings.  Please confirm your understanding.

The Icahn Parties understand that they are to avoid making statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

Slide 3 of the Schedule 14A has been revised accordingly

5.
Throughout the materials, you make allegations that attempt to link management's mismanagement of the affairs of the company with the deterioration in the company's financial metrics. In future filings, please revise to acknowledge each time such allegations are made that there may have been other factors that contributed to the decline in the financial performance of the company (i.e., periods of economic downturn that affected a variety of companies across many industries).

Slides 3, 5, 7–8, 11-15, 23-26, 30, 34, 36-39, 41-44 and 50-51 of the Schedule 14A have been revised accordingly.

6.
We refer to response 1 in your letter dated April 20, 2010 in which you outlined the basis for the Icahn Parties' belief that the Clayton Act would not be violated if Drs, Denner and Mulligan were elected. You acknowledged then that you did not possess quantitative data supporting your belief that competitive sales, if any, were de minimis. Your current materials appear to assert, without sufficient qualification, that no violation of the Clayton Act will occur. Based on your prior response and the fact that this issue has not been adjudicated or determined, there does not appear to be sufficient basis for the conclusion you have asserted. Further, your materials should be revised to more clearly identify the assertion regarding the absence of a violation of the Clayton Act as a matter of your opinion. Finally, please revise the materials to explicitly acknowledge that the Icahn Parties are unable to confirm that a Clayton Act violation would not occur if Drs. Denner and Mulligan were elected absent a determination by the relevant regulatory authorities and/or courts.

Slide 60 of the Schedule 14A has been revised accordingly.

June 3, 2010

7.
Please provide us with further support for your belief that you have properly identified and defined the relevant antitrust market for purposes of assessing the potential applicability of the Clayton Act. In this regard, it is our understanding that an assessment of the breadth of the relevant antitrust market for drugs based solely on sales for FDA approved "on-label" indications may not capture the entirety of the relevant market if the assessment does not include "off-label" drugs being used to treat the same diseases. Please advise.

Material in support of the belief of the Icahn Parties is being provided to the Staff on a supplemental basis.

8.
Please revise your materials to acknowledge that your definition of the relevant antitrust market for purposes of assessing the potential applicability of the Clayton Act is a matter of your opinion. Your disclosure should, therefore, also acknowledge that the definition you are applying may not conform with the definition of the relevant market as determined by the regulatory authorities and/or courts.

Slide 60 of the Schedule 14A has been revised accordingly.

9.
In future filings, each time claims are made regarding the improvement the Icahn nominees brought to the companies where they were added, as done on page 2 of the presentation, please revise to explicitly acknowledge that past performance is not indicative of future results.

Slides 53 - 56 of the Schedule 14 have been revised accordingly.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4365 or Marc Weitzen, Esq. at (212) 702-4388.

Very truly yours,

/s/ Tara L. Keating

Tara L. Keating
Assistant General Counsel

cc: Marc Weitzen, General Counsel